11021120

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH, D.C.
211

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-2595

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Lazard Frères & Co. LLC
(Filed as Confidential Information)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Rockefeller Plaza
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Ceglia — 212-632-6524 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2) SEC 1410(6-02).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Michael J. Castellano, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Lazard Frères & Co. LLC and subsidiaries (the "Company") for the year ended December 31, 2010 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Michael J. Castellano
Chief Financial Officer

Subscribed and sworn
to before me this 25th
day of February, 2011

JENNIE LEUNG
NOTARY PUBLIC, State of New York
No. 01LE6020761
Qualified in Queens County
Commission Expires March 1, 2011

LAZARD FRÈRES & CO. LLC

TABLE OF CONTENTS

This report contains (check all applicable boxes):**

** *For condition of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Management Committee and Member of
Lazard Frères & Co. LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Lazard Frères & Co. LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 to paid check (#197064) and to corresponding bank statement, noting no differences.
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting a difference of $816,434,141.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 25, 2011

LAZARD FRÈRES & CO. LLC
(S.E.C. I.D. No. 8-2595BD)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010
AND INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Management Committee and Member of
Lazard Frères & Co. LLC:

We have audited the accompanying consolidated statement of financial condition of Lazard Frères & Co. LLC and subsidiaries (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in this consolidated financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Lazard Frères & Co. LLC and subsidiaries at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2011

LAZARD FRÈRES & CO. LLC
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010
(Dollars In Thousands)

ASSETS	
Cash and cash equivalents	$ 593,887
Receivables, net:	
Fees	342,680
Affiliates	47,826
Related parties	26,323
Other	13,101
Investments	189,220
Property, net	33,687
Goodwill	125,539
Deferred tax assets	4,617
Other assets	39,680
TOTAL ASSETS	$ 1,416,560
LIABILITIES	
Accrued compensation and benefits	$ 291,259
Payables to affiliates	158,829
Accounts payable and accrued expenses	57,306
Income taxes payable	15,674
Obligations under pension and other post-retirement benefit plans	10,132
Capital lease obligations	3,043
Securities sold, not yet purchased	2,897
Payable to brokers and dealers	2,888
Payables to related parties	1,503
Other liabilities	22,505
TOTAL LIABILITIES	$ 566,036
COMMITMENTS AND CONTINGENCIES	
EQUITY	
Lazard Frères & Co. LLC member's equity	849,747
Accumulated other comprehensive loss, net of tax	(7,443)
Total Lazard Frères & Co. LLC member's equity	842,304
Noncontrolling interests	8,220
TOTAL EQUITY	$ 850,524
TOTAL LIABILITIES AND EQUITY	$ 1,416,560

See notes to consolidated statement of financial condition.

1. ORGANIZATION AND BASIS OF PRESENTATION

The Consolidated Statement of Financial Condition of Lazard Frères & Co. LLC (collectively referred to as the "Company"), a wholly-owned subsidiary of Lazard Group LLC, ("Lazard Group"), includes the accounts of Lazard Frères & Co LLC ("LF & Co."), and its wholly-owned, non-guaranteed subsidiary, Lazard Asset Management LLC and its subsidiaries (collectively "LAM"), Goldsmith, Agio, Helms & Lynner, LLC and its subsidiaries ("GAHL"), LF&Co., Ltd and its subsidiary ("LF Ltd") and LFNY Funding LLC ("LFNY Funding").

Services provided by the Company primarily include:

- Financial Advisory, which includes providing advice on mergers and acquisitions and strategic advisory matters, restructurings and capital structure advisory services, capital raising and other transactions; and
- Asset Management, which includes the management of equity and fixed income securities and alternative investment and private equity funds for individual and institutional clients.

Lazard Ltd ("Lazard Ltd"), a Bermuda company, whose common stock is traded on the New York Stock Exchange, is the parent company and majority owner of Lazard Group. Lazard Group is partially owned by LAZ-MD Holdings LLC ("LAZ-MD"), a Delaware limited liability company whose equity interests are held by current and former managing directors of Lazard Group or its predecessor company, Lazard LLC.

Basis of Presentation - The Consolidated Statement of Financial Condition is prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's policy is to consolidate (i) entities in which it has a controlling financial interest, (ii) variable interest entities ("VIEs") where the Company has a variable interest and is deemed to be the primary beneficiary and (iii) limited partnerships where the Company is the general partner, unless the presumption of control is overcome. When the Company does not have a controlling interest in an entity, but exerts significant influence over the entity's operating and financial decisions, the Company applies the equity method of accounting and records its share of the net earnings or losses of the entity. All material intercompany balances have been eliminated.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies below relate to reported amounts on the Consolidated Statement of Financial Condition.

Foreign Currency Translation - The Consolidated Statement of Financial Condition is presented in U.S. dollars. The Company's non-U.S. subsidiaries have a functional currency (*i.e.*, the currency in which operational activities are primarily conducted) that is other than the U.S. dollar, generally the currency of the country in which such subsidiaries are domiciled. Such subsidiaries' assets and liabilities are translated into U.S. dollars at year-end exchange rates.

Use of Estimates - In preparing the Consolidated Statement of Financial Condition, management makes estimates and assumptions regarding:

- Valuations of assets and liabilities requiring fair value estimates including, but not limited to:
  - Investments, derivative instruments and securities sold, not yet purchased;
  - the carrying amount of goodwill;
  - assumptions used to value pension plan and other post-retirement benefit plan assets and liabilities;
- Estimates of money management fees and the value of the underlying assets under management;
- The adequacy of the allowance for doubtful accounts;
- The outcome of pending or potential litigation;
- Other matters that affect the reported amounts and disclosure of contingencies in the Consolidated Statement of Financial Condition; and
- The realization of deferred taxes and adequacy of tax reserves for uncertain tax positions.

Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the Consolidated Statement of Financial Condition.

Cash and Cash Equivalents - The Company defines cash equivalents as short-term, highly liquid securities and cash deposits with original maturities of 90 days or less when purchased. The Company has concentrations of cash and cash equivalents of $402,072 and $103,866 that are invested in Dreyfus money market funds and J.P. Morgan money market funds, respectively, which are held in brokerage accounts.

Investments - Investments carried at fair value consist of equity securities, debt securities, general partnership interests in LAM alternative asset management funds and investments in private equity funds. Equities consist of publicly traded and private equity securities and investments in equity-based funds. Debt securities include U.S. and non-U.S. Government and agency securities and investments in corporate bonds. Investments in LAM alternative asset management funds represent (i) general partnership ("GP") and limited partnership ("LP") interests owned by the Company in LAM managed funds and (ii) GP interests consolidated by the Company ("GP Interests Consolidated"). GP Interests Consolidated represent interests held directly by certain current and former employees of LAM and deemed to be controlled by, and therefore consolidated by, the Company. GP Interests Consolidated is $8,220 at December 31, 2010 and is included in noncontrolling interest on the Consolidated Statement of Financial Condition. Private equity investments are comprised of investments in private equity funds and direct private equity interests. Equity method investments include a joint venture investment in StL Participacces Ltda, a Brazil-based financial advisory firm and an investment in Lazard India Holding Limited.

Allowance for Doubtful Accounts – The Company maintains an allowance for uncollectible receivables to provide coverage for estimated losses from fees and other receivables. The Company determines the adequacy of the allowance by estimating the probability of loss based on management's analysis of the client's creditworthiness and past client history and specifically reserves against exposures where the Company determines the receivable may be impaired, which may include situations where a fee is in dispute or litigation has commenced.

With respect to fees receivables from Financial Advisory activities, such receivables are generally deemed past due when they are outstanding 60 days from the date of invoice. However, some Financial Advisory transactions, primarily those undertaken by our Private Fund Advisory Group, ("PFAG") include specific contractual payment terms that may vary from one month to four years (as is the case for private fund advisory fees) following the invoice date or may be subject to court approval (as is the case with restructuring activities that include bankruptcy proceedings). In such cases, receivables are deemed past due when payment is not received by the agreed-upon contractual date or the court approval date, respectively. Financial Advisory fee receivables past due in excess of 180 days are fully provided for unless there is evidence that the balance is collectable.

Money Management fees are deemed past due and fully provided for when such receivables are outstanding one year after the invoice date.

Notwithstanding the Company's policy for receivables past due, any receivables that the Company determines are impaired result in specific reserves against such exposures.

Other Receivables - Other receivables primarily consists of $7,087 related to the settlement of mutual fund transactions with customers of the Company's asset management business and $5,593 of cash collateral on swap contracts. These receivables are short-term in nature, and accordingly, their carrying amount approximates fair value.

Property, net - Leasehold improvements, furniture and equipment are stated at cost, less accumulated depreciation and amortization. Leasehold improvements are capitalized and are amortized on a straight line basis over the lesser of the economic useful life of the improvement or the term of the lease, which generally range between 3 and 15 years. Depreciation of furniture and equipment including computer hardware and software is determined on a straight line basis using estimated useful lives, generally between 3 to 10 years.

Goodwill - Goodwill is presumed to have an indefinite life and is required to be tested for impairment annually or more frequently if circumstances indicate impairment may have occurred. The Company assesses whether any goodwill recorded by its applicable reporting units is impaired by comparing the fair value of each business with its respective carrying amount. In this process, the Company uses its best judgment and information available to it at the time to perform this review and utilizes various valuation techniques in order to determine the applicable fair values.

Securities Sold, Not Yet Purchased - Securities sold, not yet purchased consists of publicly traded equity securities and are recorded on a trade date basis.

Derivative Instruments - A derivative is typically defined as an instrument whose value is "derived" from underlying assets, indices or reference rates, such as a future, forward, swap, or option contract, or other financial instrument with similar characteristics. Derivative contracts often involve future commitments to exchange interest payment streams or currencies based on a notional or contractual amount (*e.g.*, interest rate swaps or currency forwards) or to purchase or sell other financial instruments at specified terms on a specified date (*e.g.*, options to buy or sell securities or currencies).

The Company entered into total return swaps to hedge market risk associated with certain investments in LAM managed accounts. The Company reports its derivative instruments separately as assets and liabilities unless a legal right of set-off exists under a master netting agreement enforceable by law. The Company's derivative instruments are recorded on a trade date basis at their fair value and are included in "other assets" and "other liabilities" on the Consolidated Statement of Financial Condition.

Fair Value of Financial Assets and Liabilities - The majority of the Company's financial assets and liabilities are recorded at fair value or at carrying amounts that approximate fair value as a result of the short term to maturity of the instruments. Such assets and liabilities include cash and cash equivalents, receivables, investments, securities sold, not yet purchased, payables and derivative instruments.

Noncontrolling Interests - Noncontrolling interests in the Consolidated Statement of Financial Condition are comprised of interests in various LAM related general partnerships held by Lazard Ltd Managing Directors or employees.

Revenue Recognition
Investment Banking and Other Advisory Fees - Fees for investment banking and advisory services are recorded when services for the transactions are determined to be completed, generally as set forth under the terms of the engagement. Transaction related expenses, which are directly related to such transactions and billable to clients, are deferred until they are billed or become realizable. The amount of expenses reimbursed by clients for the year ended December 31, 2010 was $12,316.

Money Management Fees - Money management fees are earned from investment management and advisory services provided to institutional and private clients. Fees are recorded as revenue as the related services are performed and are primarily based on a percentage of client assets managed. Fees vary with the type of assets managed, with higher fees earned on equity assets, alternative investment (such as hedge funds) and private equity products, and lower fees earned on fixed income and money market products.

The Company may earn performance-based incentive fees on various investment products, including alternative investment funds such as hedge funds, private equity funds, and traditional products, such as mutual funds. Incentive fees are calculated based on a specified percentage of a fund's net appreciation, in some cases in excess of established benchmarks, as defined in the underlying agreements. Incentive fees on hedge funds generally are subject to loss carry-forward provisions in which losses incurred by the funds in any year are applied against certain future period net appreciation before any incentive fees can be earned.

The Company records incentive fees at the end of the relevant performance measurement period, when potential uncertainties regarding the ultimate realizable amounts have been determined. The performance fee measurement period is generally an annual period, unless an account terminates during the year. Incentive fees received at the end of the measurement period are not subject to reversal or payback. Receivables relating to money management and incentive fees are reported in "fee receivables, net" on the Consolidated Statement of Financial Condition.

Referral Fees – underwriting and private placement transactions – Fees for referrals represent fees for introducing underwriting and private placements transactions to Lazard Capital Markets LLC ("LCM"), a capital markets business that conducts sales and trading of equity, fixed income and convertible securities and brokerage, research and underwriting services. LCM is a related party and was formerly owned by Lazard LLC. Referral fees revenue is recognized when the underlying transactions are determined to be completed and the related income is determinable.

Soft Dollar Arrangements - The Company's asset management business obtains research and other services through "soft dollar" arrangements. Consistent with the "soft dollar" safe harbor established by Section 28(e) of the Securities Exchange Act of 1934, as amended, the asset management business does not have any contractual obligation or arrangement requiring it to pay for research and other services obtained through soft dollar arrangements with third party brokers. Instead, the provider is obligated to pay for these services. Consequently, the Company does not incur any liability and does not accrue any expenses in connection with any research or other services obtained by the asset management business pursuant to such soft dollar arrangements. If the use of soft dollars is limited or prohibited in the future by regulation, the Company may have to bear the costs of research and other services.

Income Taxes - Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset and liability and its reported amount in the Consolidated Statement of Financial Condition. These temporary differences result in taxable or tax deductible amounts in future years and are measured using the enacted tax rates and laws expected to apply to taxable income in the periods in which the deferred tax liability or asset is anticipated to be settled or realized.

(Dollars In Thousands)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized and, when necessary, valuation allowances are established. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Management considers the level of historical taxable income, scheduled reversals of deferred taxes, projected future taxable income and tax planning strategies that can be implemented by the Company in making this assessment. Furthermore, management applies the more likely than not criteria prior to the recognition of a financial statement benefit of a tax position taken in a tax return with respect to uncertainty in income taxes.

The Company's accounting policy provides that interest and penalties related to income taxes is to be included in income tax expense.

3. RECENT ACCOUNTING PRONOUNCEMENTS

Fair Value Measurements – On January 21, 2010, the Financial Accounting Standards Board (the "FASB") amended its fair value measurement disclosure guidance to require disclosure of significant transfers into and out of the Level 1 and Level 2 categories in the fair value measurement hierarchy, as well as separate disclosures about purchases, sales, issuances and settlements relating to Level 3 fair value measurements. In addition, the FASB also clarified its existing fair value measurement disclosure guidance regarding the level of disaggregation required and disclosures about inputs and valuation techniques used to measure fair value. The new disclosure requirements and clarifications of existing fair value measurement disclosure guidance became effective for interim and annual reporting periods beginning after December 15, 2009, except for the requirement to provide disclosures about purchase, sales, issuances and settlements on a gross basis in the roll forward of activities in Level 3 fair value measurements, which became effective for interim and annual reporting periods beginning after December 15, 2010.

On January 1, 2010, the Company adopted, on a prospective basis, the applicable new disclosure requirements and clarifications of existing fair value measurement disclosure guidance, which did not have a material impact on the Company's Consolidated Statement of Financial Condition. The Company does not anticipate that the adoption of the remaining new disclosure requirements that are effective for interim and annual reporting periods beginning after December 15, 2010 will have a material impact on its Consolidated Statement of Financial Condition.

VIEs – In June, 2009, the FASB amended its guidance on VIEs, which changes how a company determines whether an entity in which it is involved with is insufficiently capitalized or is not controlled through voting (or similar rights) and whether or not such entity should be consolidated. It also requires a company to provide additional disclosures about its involvement with VIEs and any significant in risk exposure due to that involvement. The requirements of the amended accounting guidance were to be effective for interim and annual periods beginning after November 15, 2009. On January 27, 2010, the FASB voted to defer the application of its guidance on consolidation of a reporting enterprise's interest in an entity when certain conditions are met. This deferral, which affects interests in mutual funds, hedge funds, private equity funds, and other types

(Dollars In Thousands)

of funds, is effective for interim and annual periods beginning after November 15, 2009. The adoption of the amended guidance for which the deferral provisions do not apply and related disclosures did not have a material impact on the Company's Statement of Financial Condition.

4. LAM MERGER TRANSACTION

On September 25, 2008, pursuant to a definitive merger agreement, Lazard Group, LAM and Laz Sub I, LLC, a newly formed subsidiary of the Company, completed the merger of Laz Sub I, LLC with and into LAM (the "LAM Merger"). Prior to the LAM Merger, the common equity interests of LAM were held by the Company and certain other equity interests of LAM, representing contingent payments should a fundamental transaction occur, as described below, were held by then present and former employees of LAM. Following the LAM Merger, all equity interests of LAM are owned directly or indirectly by the Company.

In consideration for the outstanding equity interests, Lazard Group agreed to pay aggregate non-contingent consideration consisting of cash and Lazard Ltd Class A common stock amounting to $161,191. Lazard Group subsequently contributed these interests to the Company, which were credited to the Company's Member's Equity.

In consideration for the outstanding phantom rights, LAM agreed to pay aggregate non-contingent consideration that consists of (i) cash payments in December, 2008 and January, 2009, totaling $12,430, (ii) a cash payment on October 31, 2011 of $16,395 and (iii) a delivery on October 31, 2011 of 399,485 shares of Lazard Ltd Class A common stock (plus additional shares of Class A common stock in an amount determined by reference to the cash dividends paid on Lazard Ltd Class A common stock since the closing of the LAM Merger, if any). However, in the case of clause (ii) and (iii) and with respect to certain present employees of LAM, payment is subject to provisions that delay payment or delivery until the eighth anniversary of the closing of the LAM Merger if the applicable employee is no longer employed by Lazard Ltd or its affiliates through October 31, 2011, subject to certain exceptions.

The merger agreement also contains an accelerated payment provision that generally provides that if there is a change in control of Lazard Ltd or a sale of LAM, any and all of the above-mentioned consideration will be payable as of the date of such change in control. The related liability for the present value of the unpaid cash consideration and accrued interest as of December 31, 2010 amounted to $15,152 and $1,071, respectively, and is included in accrued compensation and benefits and payables to related parties, respectively.

(Dollars In Thousands)

5. FEE RECEIVABLES

Fee receivables consist of investment banking fees, PFAG fees and money management and investment advisory fees at December 31, 2010:

Financial advisory fees:	
Investment banking	$ 82,941
PFAG	106,930
Money management fees:	
Management and investment advisory services	160,125
Total fee receivables	349,996
Less: Allowance for doubtful accounts	(7,316)
Fee receivables, net	$ 342,680

6. PROPERTY, NET

At December 31, 2010, property, net consists of the following:

Leasehold improvements	$ 92,764
Furniture and equipment	46,620
Total	139,384
Less - Accumulated depreciation and amortization	(105,697)
Property, net	$ 33,687

Furniture and equipment at December 31, 2010 includes $10,452 of assets that were acquired under capital leases. Accumulated depreciation on these assets amounts to $7,689 at December 31, 2010.

7. GOODWILL

On August 13, 2007, Lazard Group acquired all of the outstanding ownership interests of GAHL, a Minneapolis-based investment bank specializing in financial advisory services to mid-sized private companies. Lazard Group contributed cash, all of the net tangible assets and goodwill totaling $1,051, $4,603 and $84,107, respectively to the Company. The purchase agreement between Lazard Group and GAHL contained provisions for contingent consideration to be paid if GAHL meets specified performance targets.

(Dollars In Thousands)

During 2010, GAHL met certain performance targets, which resulted in Lazard Group paying $33,512 of additional purchase consideration. Lazard Group recorded such consideration as goodwill, which it contributed to the Company.

The change in the carrying amount of goodwill for the year ended December 31, 2010, is as follows:

Balance, January 1, 2010	$ 92,027
Goodwill contributed by Lazard Group in connection with its purchase of GAHL	33,512
Balance, December 31, 2010	$ 125,539

The Company performs a goodwill impairment test annually or more frequently if circumstances indicate an impairment may have occurred. The Company has selected December 31 as the date to perform its annual impairment test. Pursuant to the Company's goodwill impairment test for the year ended December 31, 2010, the Company compared the fair value of each of its applicable reporting units to their corresponding carrying amounts, including goodwill, and determined that no impairment existed.

8. TRANSACTIONS WITH AFFILIATES AND RELATED PARTIES

In the ordinary course of business the Company transacts with, provides services to, or receives services from certain affiliates and subsidiaries of Lazard Group. These affiliates and subsidiaries along with Lazard Ltd are referred to herein as affiliates.

LFCM Holdings LLC ("LFCMH") owns businesses formerly owned by Lazard LLC. These businesses include LCM and Lazard Alternative Investments ("LAI"), a business that specializes in investments in private equity fund management activities.

LAZ-MD and LFCMH are owned by current and former managing directors of Lazard Group. LAZ-MD and LFCMH and its subsidiaries LCM and LAI, are considered related parties to the Company.

A description of material affiliated and related party balances included in the Statement of Financial Condition of the Company as of December 31, 2010 are set forth below.

Investment Banking and Other Advisory Fees - The Company periodically shares investment banking and other advisory fees with affiliates that have jointly performed services relative to the completion of certain transactions.

(Dollars In Thousands)

Referral Fees – underwriting and private placement transactions – LCM generally underwrites and distributes U.S. securities offerings and private placement transactions originated by the Company's Financial Advisory business pursuant to a Business Alliance Agreement between Lazard Group and LFCMH.

Executive Management Service Charge - The Company, through an agreement with an affiliate, Lazard Strategic Coordination Company LLC, ("LSCC"), a wholly-owned subsidiary of Lazard Group, is allocated a portion of the costs associated with the management, administration and operations of Lazard Group. In certain cases, such costs are initially incurred by the Company and the Company is subsequently reimbursed by LSCC for the portion of costs allocated to other Lazard Group affiliates.

Administrative Services Agreement – Pursuant to an administrative services agreement, dated May 10, 2005, by and among LAZ-MD, LFCMH and Lazard Group (the "Administrative Services Agreement"), Lazard Group, through the Company and its subsidiaries, provides selected administrative and support services to LAZ-MD and LFCMH. These services include cash management and debt service administration, accounting and financing activities, tax, payroll, human resources administration, financial transaction support, information technology, public communications, data processing, procurement, real estate management, and other general administrative functions.

The Administrative Services Agreement generally expired December 31, 2008, but was subject to automatic annual renewal, unless either party gives 180 days' notice of termination. As of December 31, 2010, neither party has given the required notice of termination. LFCMH and Lazard Group have a right to terminate the services earlier if there is a change of control of either party or the business alliance provided in the Business Alliance Agreement expires or is terminated. The party receiving a service may also terminate a service earlier upon 180 days' notice as long as the receiving party pays the service provider an additional three months of service fee for the terminated service.

Receivables from Affiliates - Receivables from affiliates of $47,826 is primarily comprised of $5,856 for costs the Company charged to LSCC under the Executive Management Services agreement, $29,271 due from an affiliate for securities sold to that affiliate, $4,923 of fees receivable due from an affiliate in London and $5,881 of cash advances to Lazard Wealth Management, a wholly owned subsidiary of Lazard Group.

Receivables from Related Parties - Receivables from related parties of $26,323 as of December 31, 2010, is primarily comprised of receivables from LCM for referral fees of $11,161 for introducing underwriting and private placement transactions that generate underwriting and private placement fees for LCM and $12,775 for services provided to LFCMH in connection with the Company's Administrative Services Agreement.

(Dollars In Thousands)

Payables to Affiliates – Payables to affiliates is comprised of the following items at December 31, 2010:

Banking and PFAG fee sharing due to various affiliates	$	41,202
Equity based compensation charges due to Lazard Group		75,587
Executive management services agreement charges to LSCC		10,899
Payable to Lazard Group in connetion with LAM Merger		12,003
Loan payable to Lazard Group		17,213
Other		1,925
Total Payables to Affiliates	$	158,829

9. INVESTMENTS AND OTHER FINANCIAL INSTRUMENTS AT FAIR VALUE

The Company's investments, derivative instruments, equity method investments and securities sold, not yet purchased as of December 31, 2010, consist of the following:

Investments:		
Debt securities		
U.S. Government and agency securities	$	31,899
Non-U.S. Government and agency securities		465
Total Debt Securities		32,364
Equities		87,826
Interests in LAM alternative asset management funds:		
GP Interests and LP interests owned		55,116
GP Interests Consolidated		8,220
Private equity investments		3,629
Equity method investments		2,065
Total Investments		189,220
Less: Equity method investments		2,065
Total Investments, at fair value	$	187,155
Other Financial Instruments at Fair Value:		
Securities sold, not yet purchased	$	2,897
Derivative instruments (included in "payable to brokers and dealers")	$	777
Derivative instruments (included in "receivables, net-other")	$	399

The Company categorizes its investments and certain other assets and liabilities recorded at fair value into a three-level fair value hierarchy as follows:

Level 1. Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access.

Level 2. Assets and liabilities whose values are based on quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in non-active markets or inputs other than quoted prices that are directly observable or derived principally from or corroborated by market data.

Level 3. Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability. Each asset's or liability's fair value measurement level within the FV hierarchy is based on the lowest level of any input that is significant to the overall FV measurement. Items included in Level 3 include financial assets and liabilities that would ordinarily have quoted observable or market-corroborated prices or valuation inputs; but, whose volume and level of trading activity have significantly decreased when compared with normal market activity and there is no longer sufficient trading frequency or volume to provide pricing information on an ongoing basis.

Publicly traded equity securities are classified as level 1 and are valued based on the last trade price on the primary exchange for that security. Publicly trade equity-based funds are classified as level 1 and are valued based on the reported closing price for the fund. Non-traded equity-based funds are classified as level 2 and are valued based on external pricing services for internally managed funds, or information provided by third party fund managers.

The fair value of GP and LP interests and GP Interests Consolidated is based on the pro rata value of the Company's ownership of the underlying securities in the funds, the fair value of which is determined through either quoted market prices or external pricing sources.

The Company's investments in U.S. Government and agency debt securities are classified as level 1 because their fair values are based on unadjusted quoted prices in active markets. Investments in other debt securities, including corporate bonds and fixed income-based funds are classified as level 2 as their fair values are based on observable data, principally broker quotes provided by external pricing services.

(Dollars In Thousands)

The Company's Level 3 assets consist of private equity investments that are valued, in the absence of observable market prices, as follows. Initially they are carried at cost, which approximates fair value and then are subsequently adjusted for additional capital raising transactions such as the issuance of new member interests or through a sale of existing equity to a third party or other events that are indicative of fair value. In the absence of third party transactions, the carrying value of such investments may be adjusted if it is determined that the expected realizable value of the investment differs from the carrying value. In reaching that determination, consideration is given to many factors including, but not limited to, the operating cash flows and financial performance of the investee, trends within sectors and/or regions, underlying business models and any specific rights or terms associated with the investment, such as conversion features, liquidation preferences or restrictions.

With respect to the majority of private equity investments, the Company utilizes information derived from fund managers for the determination of such fair values.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010:

	Fair Value Measurements on a Recurring Basis			
	Level 1	Level 2	Level 3	Total
Assets:				
Investments:				
Debt securities	$ 32,364	$ -	$ -	$ 32,364
Equities	66,260	21,566	-	87,826
Interests in LAM alternative asset management funds:				
GP interests owned and LP interests	-	55,116	-	55,116
GP interests consolidated	-	8,220	-	8,220
Private equity investments	-	-	$ 3,629	3,629
Total Investments at fair value	$ 98,624	$ 84,902	$ 3,629	$ 187,155
Derivative instruments	$ -	$ 399	$ -	$ 399
Liabilities:				
Securities sold, not yet purchased	$ 2,897	$ -	$ -	$ 2,897
Derivative instruments	$ -	$ 777	$ -	$ 777

During the year ended December 31, 2010, there were no transfers of assets or liabilities between fair value measurement classifications.

(Dollars In Thousands)

The Company was a party to a Prime Brokerage Agreement with Lehman Brothers Inc. ("LBI") for certain accounts involving investment strategies managed by LAM. On September 9, 2008, LAM requested a transfer of such accounts, of which $11,368 was not received. On September 15, 2008, Lehman Brothers Holdings, Inc., the ultimate parent company in the Lehman group, filed for protection under Chapter 11 of the United States Bankruptcy Code and a number of Lehman group entities in the U.K. entered into administration proceedings under the Insolvency Act 1986. In addition, the Securities Investor Protection Corporation commenced liquidation proceedings on September 19, 2008 pursuant to the Securities Investor Protection Act of 1970, as amended, with respect to LBI. The administration and the evolving situation and proceedings expose the Company to possible loss due to counterparty credit and other risk. During 2008, the Company fully reserved the entire amount of such possible loss and, through December 31, 2010, $947 has been recovered by the Company. The Company is actively seeking recovery of all amounts.

10. COMMITMENTS AND CONTINGENCIES

Leases - The Company leases office space under non-cancelable operating lease agreements and office equipment and computer hardware and software under non-cancelable capital and operating lease agreements, which expire on various dates through 2019. Office space lease agreements, in addition to base rentals, are generally subject to escalation based on certain costs incurred by the landlord. The Company subleases office space under agreements, which expire on various dates through March, 2014.

Minimum rental commitments under these leases are as follows:

	Minimum Rental Commitments	
Year Ending December 31,	Capital Leases	Operating Leases
2011	$ 1,311	$ 36,844
2012	839	20,851
2013	637	7,377
2014	578	5,104
2015	251	4,660
Thereafter	-	9,057
Total minimum lease payments	$ 3,616	$ 83,893
Less: Interest on capital lease commitments	572	
Present value of capital lease commitments	$ 3,044	
Less-Sublease proceeds		4,512
Net lease payments		$ 79,381

(Dollars In Thousands)

The Company's lease agreement dated as of January 27, 1994 (the "Lease") for the office space located in Rockefeller Plaza, New York, New York is scheduled to expire on May 30, 2012. In February 2011, the Company assigned the lease to Lazard Group. Lazard Group then agreed with the lessor to enter into an amendment (the "Lease Amendment") of the Lease, subject to receipt of customary documentation evidencing, among other things, the consent of the lender holding a mortgage covering the leased premises. The Lease Amendment provides that the term of the Lease will be extended until 2033 and would commit Lazard Group to approximately $600,000 of aggregate incremental rentals, of which a substantial portion will be charged to the Company.

Additionally, as a result of the Company assigning the Lease to Lazard Group, the Company is no longer committed to $30,629 of operating lease payments included in the table above. Once effective, and as stated above, the Company will be allocated its portion of the Lease costs, the amounts of which are not reflected in the table above.

Other Commitments - As of December 31, 2010, the Company had agreements with certain senior advisors, managing directors and employees that entitle them to future minimum payments. These future minimum payments amount to $8,830, $3,313 and $106 for the years ended December 31, 2011, 2012, and 2013, respectively. Such agreements are cancelable under certain circumstances. Additionally, the Company has commitments of $185 in connection with an employee retention plan at one of its subsidiaries.

Legal - The Company's businesses, as well as the financial services industry generally, are subject to extensive regulation throughout the world. From time to time, the Company is involved in a number of judicial, regulatory and arbitration proceedings and inquiries concerning matters arising in connection with the conduct of the Company's businesses, including proceeding initiated by former employees alleging wrongful termination. The Company reviews such matters on a case-by-case basis and establishes any required reserves if a loss is probable and the amount can be reasonably estimated. Management believes, based on current available information, that the results of such matters, in the aggregate, will not have a material adverse effect on its financial condition.

11. EQUITY

Pursuant to the Company's operating agreement, the Company allocates and distributes to Lazard Group a substantial portion of its distributable profits throughout the year and as soon as practicable after the end of each fiscal year.

12. INCENTIVE PLANS

Lazard Ltd Share-Based Incentive Plan Awards - A description of Lazard Ltd's, the Company's ultimate parent, 2005 Plan and 2008 Plan, and activity with respect thereto during the year ended December 31, 2010 related to the Company is presented below.

(Dollars In Thousands)

Shares Available Under the 2005 Plan and 2008 Plan - The 2005 Plan authorizes the issuance of up to 25,000,000 shares of Lazard Ltd's Class A common stock pursuant to the grant or exercise of stock options, stock appreciation rights, restricted stock, stock units and other equity-based awards. Each stock unit granted under the 2005 Plan represents a contingent right to receive one share of Class A common stock of Lazard Ltd, at no cost to the recipient. The fair value of such stock unit awards is determined based on the closing market price of Lazard Ltd's Class A common stock at the date of grant.

The maximum number of shares issuable under the 2008 Plan is based on a formula that limits the aggregate number of shares that may, at any time, be subject to awards that are considered "outstanding" under the 2008 Plan to 30% of the then-outstanding shares of Lazard Ltd's Class A common stock (treating, for this purpose, the then-outstanding exchangeable interests of LAZ-MD as outstanding shares of Lazard Ltd Class A common stock, as described in the 2008 Plan).

Restricted Stock Unit Grants ("RSUs") - RSUs require future service as a condition for the delivery of the underlying shares of Lazard Ltd Class A common stock and convert into Lazard Ltd Class A common stock on a one-for-one basis after the stipulated vesting periods. The grant date fair value of the RSUs, net of an estimated forfeiture rate, is amortized over the vesting periods or requisite service periods. RSUs issued subsequent to December 31, 2005 generally include a dividend participation right that provides that during vesting periods each RSU is attributed additional RSUs (or fractions thereof) equivalent to any ordinary quarterly dividends paid on Lazard Ltd Class A common stock during such period. During the year ended December 31, 2010, such dividend participation rights related to these shares allocated to the Company required the issuance of 137,051 RSUs.

Retirement Policy – In January 2010, Lazard Ltd amended its retirement policy with respect to RSU awards. Such amendment served to modify the retirement eligibility requirements of existing and future RSU awards.

(Dollars In Thousands)

The following is a summary of activity relating to RSUs allocated to the Company during the year ended December 31, 2010:

	Units	Weighted Average Grant Date Fair Value
Balance, December 31, 2009	8,590,760	$ 35.77
Granted (including 137,051 RSUs related to dividend participation)	3,684,111	$ 35.46
Forfeited	(406,717)	$ 35.20
Vested / Converted	(2,318,150)	$ 38.78
Balance, December 31, 2010	9,550,004	$ 34.95

Lazard Ltd periodically assesses the forfeiture rates used for such estimates. A change in estimated forfeiture rates would cause the aggregate amount of compensation expense recognized in future periods to differ from the estimated unrecognized compensation expense described herein.

Incentive Awards Granted In February, 2011 - In February 2011, Lazard Ltd granted 2,344,139 RSUs to eligible employees that vest two thirds on March 1, 2013 and one third on March 3, 2014. These RSUs had a fair value on the date of grant of $45.26 per RSU.

Lazard Group Incentive Plan - Lazard Group also has an incentive compensation plan ("Group's Plan") pursuant to which amounts are invested in a sponsored investment vehicle for certain key employees of Lazard Group. Expenses for the Group's Plan are recorded by the Company based on an allocation from Lazard Group.

13. REGULATORY REQUIREMENTS

LF & Co. is a U.S. registered broker-dealer and is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. Under the basic method permitted by this rule, the minimum required net capital, as defined, is a specified fixed percentage of total aggregate indebtedness recorded in LF & Co.'s FOCUS report filed with the Financial Industry Regulatory Authority ("FINRA"), or $100, whichever is greater. At December 31, 2010, the Company's regulatory net capital required was $9,672, and its regulatory net capital in excess of the minimum was $212,556.

Proprietary accounts held at LCM ("PAIB assets") are considered allowable assets in the computation pursuant to a PAIB agreement between LF&Co. and LCM, the requirements of which, include that LCM perform a computation for PAIB assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

(Dollars In Thousands)

A subsidiary of GAHL and certain LAM subsidiaries are subject to various capital adequacy requirements promulgated by various regulatory and exchange authorities in the countries in which they operate. At December 31, 2010, each of these subsidiaries individually was in compliance with its capital requirements.

14. EMPLOYEE BENEFIT PLANS

The Company and certain of its subsidiaries provide retirement and other post-employment benefits to certain of its employees through defined contribution and defined benefit pension plans and other post-retirement benefit plans. The Company has the right to amend or terminate its benefit plans at any time subject to the terms of such plans.

The Company's Pension and Post-Retirement Benefit Plans are described below.

Pension and Post-Retirement Benefits - The Company has two non-contributory defined benefit pension plans in the United States that were amended in 2005 to cease future benefit accruals and future participation. Vested benefits for active participants as of January 31, 2005 have been retained. The Employees' Pension Plan ("EPP"), which provides benefits to participants based on certain averages of compensation, as defined, and the Employees' Pension Plan Supplement ("EPPS"), which provides benefits to certain employees whose compensation exceeds a defined threshold. It is the Company's policy to fund EPP to meet the minimum funding standard as prescribed by the Employee Retirement Income Security Act of 1974 ("ERISA"). EPPS is a non-qualified supplemental plan that was unfunded at December 31, 2010. The Company utilizes the "projected unit credit" actuarial method for financial reporting purposes. The measurement date for these plans is December 31.

Employees of Lazard Asset Management Limited, ("LAM-UK") a subsidiary of LAM, are covered by a defined benefit pension plan (the "UK Plan") co-sponsored by LAM-UK and Lazard & Co. Limited, a UK affiliate. The Consolidated Statement of Financial Condition and notes include LAM-UK's 27% share of the plan's assets and liabilities, at December 31, 2010 and 27% of the plan's activity for the year ended December 31, 2010. The plan utilizes the "projected unit credit" actuarial method for financial reporting purposes. Effective March 31, 2006, the plan was amended to cease future accruals. Vested benefits for active participants as of March 31, 2006 were retained.

In accordance with an agreement reached with the Trustees of the UK Plan, LAM-UK is contingently obligated to make contributions to the UK Plan depending on the cumulative performance of the UK Plan's assets against specific benchmarks as measured on June 1, 2009 (the "measurement date") and subsequently on June 1, 2010 (the "remeasurement date"). LAM-UK's obligation related to the cumulative underperformance of the UK Plan's assets (the "underperformance obligation") at the measurement date was 819 British pounds ($1,271 at December 31, 2010 exchange rates) which is payable over four years commencing June 1, 2010 in equal monthly installments through May, 2013. During the year ended December 31, 2010, Lazard

(Dollars In Thousands)

Group contributed approximately $8,600, of which $1,669 was paid by the Company, to settle the plans' underperformance obligation in full.

Investment Policies and Strategies - The primary investment goal is to ensure that the Company's pension plans remain well funded, taking account of the likely future risks to investment returns and contributions. As a result, portfolios of assets are maintained with appropriate liquidity and diversification that can be expected to generate long-term future returns that minimize the long-term costs of the pension plans without exposing the trusts are to an unacceptable risk of under-funding. The Company's likely future ability to pay such contributions as are required to maintain the funded status of the plans over a reasonable time period is considered when determining the level of risk that is appropriate.

The expected long-term rate of return on plan assets assumption is developed by using historical data, which includes; market yields, price earnings ratios, investment returns, volatilities and other data. Such historical data is then adjusted for (i) current market conditions; including current market yields and equity dividend and earnings yields, and (ii) information from central banks and academic papers that serve as indicators of future inflation and economic growth. The adjusted historical data is then evaluated against investment manager expectations.

Concentrations – At December 31, 2010, 52% of the EPP's assets are invested in three exchange traded mutual funds that invest in equity securities and 48% is invested in an exchange traded mutual fund that invests in debt securities, which represents $23,467 of total consolidated plans' assets of $103,128.

Defined Contribution Plan - The Company sponsors a defined contribution plan, (the "401(k) Plan"), which covers substantially all of its employees in the United States of America. The Company matches 100% of pre-tax contributions, excluding catch-up contributions, to the 401(k) Plan up to 4% of eligible compensation. Participants are 100% vested in all employer-matching contributions after three years of service.

Post Retirement Medical Plan - The Company also has a non-funded contributory post-retirement medical plan (the "Medical Plan") covering qualifying U.S. employees. The Medical Plan pays stated percentages of most necessary medical expenses incurred by retirees, after subtracting payments by Medicare or other providers and after stated deductibles have been met. Participants become eligible for benefits if they retire from the Company after meeting certain age and service requirements.

Effective January 1, 2005, post-retirement health care benefits are no longer offered to managing directors and employees hired on or after January 1, 2005 and for managing directors and employees employed before January 1, 2005 who attained the age of 40 after December 31, 2005. In addition, effective January 1, 2006, the cost sharing policy changed for those who qualify for the benefit. The Medical Plan was amended effective January 1, 2008, such that previously ineligible managing directors and employees who meet the Medical Plan's age and service requirements, have the ability, upon retirement, to elect to purchase medical coverage through the

(Dollars In Thousands)

Medical Plan at no cost to the Company. The Company will continue to contribute towards the cost of retiree medical premiums for those employees hired before January 1, 2005 who were age 55 or older on or before December 31, 2005. The measurement date for this plan is December 31.

The following table summarizes the aggregate components of return on plan assets, benefits paid, contributions for the year ended December 31, 2010:

	Employee Pension Plans	Employee Pension Plan Supplement	Post Retirment Medical Plan
Actual return on plan assets	$ 11,184	$ -	$ -
Employer contribution	$ 1,669	$ 17	$ 542
Benefits paid	$ 3,837	$ 17	$ 542

The following table summarizes the Company's fair value of the assets and the funded status and amount recognized in the Consolidated Statement of Financial Condition at December 31, 2010:

	Employee Pension Plans	Employee Pension Plan Supplement	Post Retirment Medical Plan
Change in Plan Assets			
Fair value of plan assets at beginning of year	$ 97,292	$ -	$ -
Actual return on plan assets	11,184	-	-
Employer contribution	1,669	-	-
Benefits paid	(3,837)	-	-
Foreign currency translation adjustment	(3,180)	-	-
Fair value of plan assets at end of year	103,128	-	-
Funded surplus (deficit) at end of year	$ 6,899	$ (1,160)	$ (5,799)
Amount recognized in the Consolidated Statement of Financial Condition consists of:			
Prepaid pension asset (included in "other assets")	$ 10,072	$ -	$ -
Accrued benefit liability	(3,173)	(1,160)	(5,799)
Net asset (liability) recognized	$ 6,899	$ (1,160)	$ (5,799)

(Dollars In Thousands)

The assumptions used to develop actuarial present value of the projected benefit obligation as of December 31, 2010 are set forth below:

	Employee Pension Plans	Employee Pension Plan Supplement	Post Retirment Medical Plan
Weighted-average assumptions used to determine Benefit Obligations:			
Discount rate	5.5%	5.6%	5.0%
Health care cost trend rates:			
Initial			8.0%
Ultimate			6.0%
Rate of compensation increase			
Year ultimate trend rate achieved			2015

Generally, the Company determined the discount rate for its defined benefit plan by utilizing indices for long term, high quality bonds and ensuring that the discount rate does not exceed the yield reported for those indices after adjustment for the duration of the plans' liabilities.

The assumed cost of healthcare has an effect on the amounts reported for the Company's post-retirement plans. A 1% change in the assumed healthcare cost trend would have the following effects:

	1% Increase	1% Decrease
Cost	$ 39	$ (34)
Obligation	$ 1,231	$ (891)

Expected Employee Contributions – The following table summarizes the expected employer contributions for the Company's plans for the 2011 fiscal year:

	Employee Pension Plans	Employee Pension Plan Supplement	Post Retirment Medical Plan
2011	$ -	$ 203	$ 354

(Dollars In Thousands)

Expected Benefit Payments – The following table summarizes the expected benefit payments for each of the Company's plans for each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

	Employee Pension Plans	Employee Pension Plan Supplement	Post Retirment Medical Plan
2011	$ 3,327	$ 203	$ 354
2012	$ 3,805	$ 148	$ 401
2013	$ 3,861	$ 32	$ 423
2014	$ 4,199	$ 92	$ 416
2015	$ 4,390	$ 29	$ 398
2016 - 2020	$ 25,543	$ 330	$ 1,865

Plans' Assets - The following table presents the categorization of plans' assets, measured at fair value as of December, 31, 2010:

Pension Plan's Assets	Level 1	Level 2	Level 3	Total
Cash	$ 1,762	$ -	$ -	$ 1,762
Mutual Funds:				
Fixed Income Securities	11,334	12,842	-	24,176
Equities	12,133	5,472	-	17,605
Highly liquid short term instruments	-	25,272	-	25,272
Other	-	456	-	456
Debt Securities:				
Corporate bonds	5,458	-	-	5,458
Non-U.S. Governments and agency securities	2,348	-	-	2,348
Equities	26,051	-	-	26,051
	$ 59,086	$ 44,042	$ -	$ 103,128

(Dollars In Thousands)

15. RESTRUCTURING PLAN

In February 2010, Lazard Group announced a plan of selective staff reductions. As of December 31, 2010, the remaining liability associated with the restructuring plan amounted to $17,122 and is reported within "accrued compensation and benefits" and "other liabilities" on the accompanying Consolidated Statement of Financial Condition.

16. INCOME TAXES

As a single-member limited liability company, LF & Co. is disregarded as an entity separate from its owner and its operations are included in the tax returns of Lazard Group. Therefore, the Company has no income tax expense except with regard to; (i) its asset management subsidiaries that are taxed in the jurisdictions in which they operate as well as their income attributable to their operations apportioned to New York City, which are subject to New York City Unincorporated Business Tax ("UBT") and (ii) a subsidiary holding company that is subject to federal and state income taxes.

Deferred tax assets and liabilities at December 31, 2010 are as follows:

Deferred tax assets:		
Compensation and benefits	$	9,368
Net operating loss and tax credit carryforwards		7,519
Depreciation and amortization		736
Other		430
Gross deferred tax asset		18,053
Valuation allowance		(10,280)
Total deferred tax assets, net of valuation allowance		7,773
Deferred tax liabilities:		
Compensation and benefits		(2,561)
Depreciation and amortization		(163)
Other		(432)
Total deferred tax liabilities		(3,156)
Total net deferred tax assets	$	4,617

The valuation allowance for deferred tax assets increased $6,506 during 2010, which is primarily attributable to an increase in net operating loss carryforwards and deferred compensation at certain foreign subsidiaries. The Company's net operating loss and tax credit carry forwards primarily relate to foreign subsidiaries at December 31, 2010, which begin expiring in 2013.

(Dollars In Thousands)

The Company's liability for unrecognized tax benefits of $12,150 at December 31, 2010, includes $1,576 related to interest and penalties, which, if recognized, would favorably affect the effective tax rate. The Company is no longer subject to income tax examination by foreign tax authorities for years prior to 2006 and by state and local tax authorities for years prior to 2004. While the Company is under examination in various tax jurisdictions with respect to certain open years, the Company believes that the result of any final determination related to these examinations is not expected to have a material impact on its consolidated financial statements. Developments with respect to such examinations are monitored each period and adjustments to tax liabilities are made as appropriate.

A reconciliation of the beginning to the ending amount of gross unrecognized tax benefits (excluding interest and penalties) as of December 31, 2010 is as follows:

Balance, January 1, 2010 (excluding interest & penalties of $1,078)	$	6,741
Increases in gross unrecognized tax benefits pertaining to:		
Tax positions taken during current year		4,903
Decreases in gross unrecognized tax benefits pertaining to:		
A lapse of the applicable statue of limitations		(1,070)
Balance, December 31, 2010 (excluding interest & penalties of $1,576)	$	10,574

The Company anticipates that it is reasonably possible that the total amount of unrecognized tax benefits recorded at December 31, 2010 will decrease within 12 months by an amount up to $1,041 as a result of the lapse of the statute of limitations in various taxing jurisdictions.

* * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 25, 2011

Lazard Frères & Co. LLC
30 Rockefeller Plaza
New York, NY 10020

In planning and performing our audit of the consolidated financial statements of Lazard Frères & Co. LLC and subsidiaries (the "Company") as of and for the year ended December 31, 2010 (on which we issued our report dated February 25, 2011 and such report expressed an unqualified opinion on those consolidated financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of internal control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the management committee, the member, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP